Exhibit 99.1

Exxaro announces its intention to begin a path to monetise its stake in Tronox in order to focus on core activities

•	Exxaro’s board has determined that it will explore available alternatives to monetise its stake in Tronox in a thoughtful, efficient and staged process over time.

•	Exxaro currently has beneficial ownership of 44% in Tronox; approximate value of USD $911 million, based on 51 million Class B shares owned by Exxaro and USD $17.80 closing share price as of March 7, 2017.

•	Exxaro intends to apply the proceeds from any future sales to, amongst others, Exxaro’s core operations and to fund capital commitments.

•	Additionally, Tronox has announced a definitive agreement to acquire the titanium dioxide business of Cristal for USD $1.673 billion of cash and stock representing 24% ownership in pro forma Tronox.

•	Pro forma for the Tronox and Cristal transaction, Exxaro’s ownership would be diluted to approximately 33%.

•	As Tronox’s largest shareholder, Exxaro intends to vote its shares in favour of the proposed transaction.

March 8, 2017

Diversified resources group Exxaro Resources Limited announced today that it has determined to begin a path to monetise its stake over time in Tronox Limited (NYSE:TROX), a NYSE-listed company engaged in the mining, production and marketing of inorganic minerals and chemicals.

The monetisation of its Tronox shares will facilitate Exxaro’s focus on and dedication to its core operations and provide a source of funding for its capital commitments to 2020 as previously communicated to the market.

“Based on a careful strategic review by our management and our board, and after due consideration of the various alternatives available to us, Exxaro has decided that the monetisation of our Tronox shares over time is in the best interest of our shareholders and in accordance with our long-term strategic focus of creating value in our core operations,” said Dr. Len Konar, Exxaro’s Chairman.

Exxaro will explore available alternatives to monetise its Tronox shares and will seek to find the best solution for Exxaro and its shareholders. A timeframe for the monetisation has not been set; however, it is expected to proceed in stages over time in an efficient and organised manner and would likely not begin until the second half of 2017.

Exxaro and Tronox have a strong, long-standing relationship that the companies intend to maintain through this period of transition, and Tronox has informed Exxaro that it intends to cooperate and assist in the monetisation process.

Additionally, in respect of the intended combination of Tronox and Cristal (“the Proposed Transaction”) announced by Tronox on February 21, 2017, Exxaro believes the Proposed Transaction is a compelling strategic transaction that could create substantial value for all stakeholders. Based on its current understanding of the Proposed Transaction, Exxaro intends to support the Proposed Transaction, which it believes could result in significant synergies for the combined company and offers a compelling opportunity for Tronox stakeholders, including Exxaro.

Upon the implementation of the Proposed Transaction, Exxaro’s 44% stake would be diluted to approximately 33% as a result of the equity consideration to be paid by Tronox to Cristal’s owners, and Exxaro may continue to nominate three members to Tronox’s board for as long as its ownership in Tronox remains at or above 30%, as provided in Exxaro’s shareholder agreement with Tronox.

J.P. Morgan is acting as exclusive financial advisor to Exxaro with respect to the Tronox and Cristal transaction. Orrick, Herrington & Sutcliffe LLP is acting as Exxaro’s legal advisor.

FORWARD-LOOKING STATEMENTS

This announcement contains “forward-looking statements,” which are statements that are not historical facts and that are based upon management’s current beliefs and expectations. These statements are subject to uncertainty and changes in circumstances and contain words such as “believe,” “intended,” “expect,” and “anticipate,” and include statements about expectations for future results and actions, such as statements concerning the potential sale of Exxaro’s Tronox shares and the potential proceeds and application of proceeds resulting from such sales, the expected completion of the Proposed Transaction, the expected benefits of the Proposed Transaction, any projections of earnings, revenues, synergies, accretion, margins or other financial items, any statements of intention, expectation or belief, and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Exxaro’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions that may be beyond Exxaro’s control. If such risks or uncertainties materialise or such assumptions prove incorrect, actual results or actions could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as at the date hereof, and Exxaro expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

IMPORTANT ADDITIONAL INFORMATION

This announcement is for informational purposes only and is not a solicitation of proxies in respect of the Proposed Transaction, nor does this announcement constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Tronox has stated that it intends to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a proxy statement, to seek shareholder consent to the Proposed Transaction. Tronox shareholders are urged to read the proxy statement (including all amendments and supplements thereto) and all other relevant documents regarding the Proposed Transaction when they are filed with the SEC or sent to Tronox shareholders as they become available as they will contain important information about the Proposed Transaction. Tronox has stated that shareholders may obtain a free copy of the proxy statement (if and when it becomes available) and other relevant documents filed by Tronox with the SEC at the SEC’s website at www.sec.gov, on Tronox’s website at www.tronox.com or by contacting Tronox’s Investor Relations at +1.203.705.3722.